Exhibit 99.1

Innate Pharma Announces IPH5201 Phase 2 Study in Lung Cancer

  Anti-CD39 monoclonal antibody IPH5201 advances to Phase 2 study in lung cancer
  Innate to receive $5M milestone payment from AstraZeneca

MARSEILLE, France--(BUSINESS WIRE)--June 3, 2022--Regulatory News:

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that IPH5201, an anti-CD39 blocking monoclonal antibody developed in collaboration with AstraZeneca (LSE/STO/Nasdaq: AZN), will advance into a Phase 2 clinical trial in lung cancer. Innate will receive a $5M milestone payment from AstraZeneca and will be responsible for conducting the study. AstraZeneca and Innate will share study costs and AstraZeneca will supply clinical trial drugs.

“We are very pleased that our collaboration with AstraZeneca continues to advance with this Phase 2 trial of our anti-CD39, IPH5201. We are particularly excited about the progress of our assets targeting the adenosine pathway, which is increasingly recognized as critical in tumor immunosuppression. In addition to IPH5201, Innate’s anti-CD73 program, IPH5301 is in a Phase 1 study,” said Mondher Mahjoubi, Chief Executive Officer of Innate Pharma. “The decision to advance IPH5201 illustrates our growing late stage pipeline and progress in building a sustainable business, as well as the positive collaboration we have with AstraZeneca, which also includes two Phase 3 trials with monalizumab in non-small cell lung cancer and head and neck cancer.”

AstraZeneca conducted a Phase 1 trial in solid tumors with IPH5201 alone or in combination with durvalumab (PD-L1). The data are expected to be presented at an upcoming medical meeting in due course.

About IPH5201:

IPH5201 is a blocking antibody targeting the CD39 immunosuppressive pathway. CD39 is an extracellular enzyme that is expressed in the tumor microenvironment, on both tumor infiltrating cells and stromal cells in several cancer types. CD39 inhibits the immune system by degrading adenosine triphosphate (ATP) into adenosine monophosphate (AMP), that is then further degraded into adenosine by CD73. By promoting the accumulation of immune-stimulating ATP and preventing the production of immune-suppressive adenosine, the blockade of CD39 may stimulate anti-tumor activity.

About the Innate Pharma-AstraZeneca Multi-Term Agreement:

In October 2018, Innate Pharma and AstraZeneca entered into a development collaboration that included an option agreement for IPH5201, an anti-CD39 blocking monoclonal antibody. As part of the option agreement AstraZeneca paid Innate a $50m upfront payment for the option to the exclusive license to co-develop and co-commercialize IPH5201 and up to $825m in opt-in payments, development and commercial milestones and high-single to double-digit tiered royalties. Innate retains the right to receive profit sharing within the EU.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate is a pioneer in the understanding of natural killer cell biology and has expanded its expertise in the tumor microenvironment and tumor antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com.

Information about Innate Pharma shares:

ISIN code	FR0010331421
Ticker code	Euronext: IPH Nasdaq: IPHA
LEI	9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts

Investors and Media
Innate Pharma
Henry Wheeler
+33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

ATCG Press
Marie Puvieux (France)
+33 (0)9 81 87 46 72
innate-pharma@atcg-partners.com